SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:  NUCO2 Inc.

TITLE OF CLASS OF SECURITIES:  Common Stock, $.001 par value per share

CUSIP NUMBER:  629428103

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS:

Jim Blake, Esq.
General Counsel
The BOC Group, Inc.
575 Mountain Avenue
Murray Hill, New Jersey 07974
Facsimile Number:  (908) 771-4803

DATE OF EVENT WHICH REQUIRES FILING:  May 1, 1999

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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1.       NAME OF REPORTING PERSON:  The BOC Group, Inc.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)              (b) |X|

3.       SEC USE ONLY:


4.       SOURCE OF FUNDS:  Not applicable


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

         Yes              No  |X|

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  The BOC Group, Inc. - Delaware


7.       SOLE VOTING POWER:  1,000,000


8.       SHARED VOTING POWER:  0


9.       SOLD DISPOSITIVE POWER:  1,000,000


10.      SHARED DISPOSITIVE POWER:  0


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:  1,000,000


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES:

         Yes              No:  |X|


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  12.2%


14.      TYPE OF REPORTING PERSON:  CO


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Item 1   Security and Issuer:

         Common Stock, $.001 par value per share of NUCO2
INC.

Item 2   Identity and Background

         (a) The BOC Group, Inc. The BOC Group, Inc. is an indirect wholly owned subsidiary of The BOC Group plc

         (b)     The BOC Group, Inc.
                 575 Mountain Avenue
                 Murray Hill, New Jersey 07974

                 The BOC Group plc
                 Chertsey Road
                 Windlesham, Surrey
                 GU20 6HJ United Kingdom

         (c)     The reporting persons are in the industrial gas business.

         (d) The reporting persons have not during the past five years been convicted in a criminal proceeding in the United States (excluding traffic violations or similar misdemeanors).

         (e) The reporting persons have not during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

         (f)     The BOC Group, Inc.:      Delaware
                 The BOC Group plc:        England

Item 3   Source and Amount of Funds or Other Consideration
         Not applicable

Item 4   Purpose of Transaction
         This Statement is being filed because warrants to purchase common stock of the issuer held by The BOC Group, Inc. become exercisable with 60 days of the date hereof. Such options were granted to The BOC Group, Inc. in May of 1997 in connection with the sale of certain assets by The BOC Group, Inc. to the issuer.

         The reporting persons have no plans on proposals which would relate to or result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

Item 5   Interest in Securities of Issuer

         (a) The BOC Group, Inc. owns warrants to purchase 1,000,000 shares of common stock of the issuer. Such warrants become exercisable on May 1, 1999. By virtue of being the ultimate parent of The BOC Group, Inc., The BOC Group plc beneficially owns warrants to purchase 1,000,000 shares of common stock of the issuer. On a fully diluted basis, such shares represent 12.2% of the outstanding shares of the issuer.


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         (b)     The BOC Group, Inc. has the sole power to vote and dispose of all shares of common stock underlying warrants of issuer.

         (c)     None.

Item 6 Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         The warrant gives The BOC Group, Inc. certain piggyback registration rights.

Item 7   Material to be Filed as Exhibits

         Exhibit 1:       Special Warrant to Purchase Common Stock of NUCO2 Inc.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statements is true, complete and correct.




                                                 THE BOC GROUP, INC.

Date: February 26, 1999                          By: /s/  James P. Blake
                                                     --------------------------
                                                     James P. Blake
                                                     Vice President

                                    Exhibit 1

NO. W-9

                                                                     WARRANT TO
                                                                       PURCHASE
                                                               1,000,000 SHARES
                                                                OF COMMON STOCK


                           SPECIAL WARRANT TO PURCHASE
                                  COMMON STOCK
                                       OF
                                   NUCO2 INC.


         NuCo2 Inc., a Florida corporation (the "Company") certifies that, for value received, The BOC Group, Inc., a Delaware corporation ("BOC"), or its registered assigns, is entitled to purchase from the Company, subject to the terms and conditions set forth below, at any time on or after 9:00 A.M., Stuart, Florida time, on May 1, 1999, and before the Expiration Date (as defined below), the number of fully paid and nonassessable shares of Common Stock, $.001 par value, of the Company ("Common Stock") stated above at the Purchase Price (as defined below). The Purchase Price and the number of shares purchasable hereunder are subject to adjustment as provided below.



                                    ARTICLE I

                                   DEFINITIONS

         SECTION I.1. (1) The term "Business Day" as used in this Warrant means a day other than a Saturday, Sunday or other day on which national banking associations whose principal offices are located in the State of Florida are authorized by law to remain closed.

                  (2) The term "Expiration Date" as used in this Warrant means 5:00 P.M, Stuart, Florida time, on April 30, 2007, or if that day is not a Business Day, as defined above, at or before 5:00 P.M., Stuart, Florida time, on the next following Business Day.

                  (3) The term "Purchase Price" as used in this Warrant means $17.00 per share prior to May 1, 2002 and $20.00 thereafter, subject to adjustment pursuant to Article III hereof.

                  (4) The term "Restricted Shares" as used in this Warrant means Warrant Shares the certificates for which bear or are required to bear the legend required by Section 6.6 of this Warrant.

                  (5) The term "Warrant Holder" as used in this Warrant means BOC or any other person or entity in whose name this Warrant is duly registered on the books maintained by the Company for that purpose.

                  (6) The term "Warrant Shares" as used in this Warrant means the shares of Common Stock or other securities issuable upon exercise of the Warrants.

                                   ARTICLE II

                        DURATION AND EXERCISE OF WARRANT

         SECTION II.1. This Warrant may be exercised at any time after 9:00 A.M., Stuart, Florida time, on May 1, 1999, and before the Expiration Date, provided, however, that notwithstanding the foregoing, prior to May 1, 1999 in the event (i) that certain Supply Agreement dated May 1, 1997 by and between the Company and BOC (the "Supply Agreement") shall have been terminated by BOC due to the material breach by the Company of the terms and provisions thereof, or
(ii) a Change of Control (as defined below) shall have occurred, this Warrant shall immediately become exercisable. Notwithstanding the foregoing, this Warrant shall immediately terminate and be of no further force or effect in the event of a material breach by BOC of the terms and provisions of the Supply Agreement and the Company shall have terminated the Supply Agreement.

                  "Change in Control" shall mean:

                           (a) on or after the date of execution of this
Warrant, any person (which, for all purposes hereof, shall include, without limitation, an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate and a trustee, executor, administrator or other legal representative) (a "Person") or any group of two or more Persons acting in concert becoming the beneficial owner, directly or indirectly, of (i) 20% or more of the then outstanding shares of Common Stock or (ii) 20% or more of the then assets of the Company; or

                           (b) at any time subsequent to the date of execution
of this Warrant there shall be elected or appointed to the Board of Directors of the Company any director or directors whose appointment or election by the Board of Directors or nomination for election or election by the Company's shareholders was not approved by a vote of at least a majority of the directors then still in office who were either directors on the date of execution of this Agreement or whose election or appointment or nomination for election was previously so approved; or

                           (c) a reorganization, merger, consolidation,
combination, corporate restructuring or similar transaction (an "Event"), in each case, in respect of which the beneficial owners of the outstanding Company voting securities immediately prior to such Event do not, following such Event, beneficially own, directly or indirectly, more than 51% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of (i) the Company or any resulting corporation and
(ii) any parent of the Company or any corporation resulting from the Event; or

                           (d) an Event involving the Company as a result of
which 50% or more of the members of the board of directors of the Company are not persons who were members of the Board of Directors immediately prior to the earlier of (x) the Event, (y) execution of an agreement the consummation of which would result in the Event, or (z) announcement by the Company of an intention to effect the Event; or

                           (e) the Board of Directors adopts a resolution to the
effect that, for purposes of this Warrant, a Change in Control has occurred.

         SECTION II.2. (1) The Warrant Holder may exercise this Warrant in whole or in part by surrender of this Warrant, with the Subscription Form duly executed, to the Company at its corporate office in Stuart, Florida, together with the Purchase Price of each share of Common Stock being purchased in lawful money of the United States, or by certified check or official bank check payable in United States dollars to the order of the Company, subject to compliance with all the other conditions set forth in this Warrant.

                  (2) Upon receipt of this Warrant with the Subscription Form duly executed and accompanied by payment of the aggregate Purchase Price for the shares of Common Stock for which this Warrant is being exercised, the Company shall cause to be issued certificates for the total number of whole shares (as provided in Section 3.2) of Common Stock for which this Warrant is being exercised in such denominations as are required for delivery to the Warrant Holder, and the Company will promptly deliver those certificates to the Warrant Holder and in any event within ten (10) days of the exercise of this Warrant.

                  (3) If the Warrant Holder exercises this Warrant with respect to fewer than all the shares of Common Stock that may be purchased by exercise of this Warrant, the Company will execute a new Warrant of like tenor for the balance of the shares of Common Stock that may be purchased by exercise of this Warrant and deliver that new Warrant to the Warrant Holder.

                  (4) The Company covenants and agrees that it will pay when due any and all taxes and incidental expenses which may be payable in respect of the issue of this Warrant, or the issue of any Warrant Shares upon the exercise of this Warrant other than income or similar taxes of any kind imposed upon the holder of this Warrant. The Company will not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance or delivery of this Warrant or of Warrant Shares in a name other than that of the Warrant Holder at the time of surrender, and until the payment of any such tax, the Company will not be required to transfer this Warrant or issue the Warrant Shares which are subject to the tax.

                                   ARTICLE III

                      ADJUSTMENT OF PURCHASE PRICE, NUMBER
                         OF SHARES OR NUMBER OF WARRANTS

         SECTION III.1. The Purchase Price, the number and type of securities issuable on exercise of this Warrant and the number of Warrants outstanding are subject to adjustment from time to time as follows:

                  (1) If the Company issues any shares of its Common Stock as a dividend or other distribution on its Common Stock, the Purchase Price then in effect will be proportionately reduced at the opening of business on the day following the date fixed for the determination of stockholders entitled to receive the dividend or other distribution. For example, if the Company distributes one share of Common Stock as a dividend on each outstanding share of Common Stock, the Purchase Price would be reduced by 50%. If the Company issues as a dividend or other distribution on its Common Stock any securities which are convertible into, or exchangeable for, shares of its Common Stock, such dividend or distribution will be treated as a dividend or distribution of the Common Stock into which the securities may be converted, or for which they may be exchanged, and the Purchase Price shall be proportionately reduced.

                  (2) If the outstanding shares of Common Stock are subdivided into a greater number of shares of Common Stock, then the Purchase Price will be proportionately reduced at the opening of business on the day following the day when the subdivision becomes effective, and if the outstanding shares of the Common Stock are combined into a smaller number of shares of Common Stock, the Purchase Price will be proportionately increased at the opening of business on the day following the day when the combination becomes effective.

                  (3) If by reason of a merger, consolidation, reclassification, reorganization, or the sale of substantially all of the assets of the Company to another person or similar corporate event, the holders of the Common Stock receive securities or assets other than Common Stock, upon exercise of this Warrant after that corporate event, the holder of this Warrant will be entitled to receive the securities or assets the holder would have received if the holder had exercised this Warrant immediately before the first such corporate event and not disposed of the securities or assets received as a result of that or any subsequent corporate event; and in any such case appropriate provisions shall be made with respect to the rights and interests of the Warrant Holder to the end that the provisions hereof (including without limitation provisions for adjustment of the Purchase Price and of the number of shares issuable upon the exercise of this Warrant) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or property thereafter deliverable upon the exercise hereof. The Company shall not effect any such consolidation, merger or sale, unless prior to or simultaneously with the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume by a written instrument executed and mailed by registered mail or delivered to the Warrant Holder at the last address of the Warrant Holder appearing on the books of the Company, the obligation of the Company to deliver to the Warrant Holder such shares of stock, securities or property as, in accordance with the foregoing provisions, the Warrant Holder may be entitled to receive and the assumption of all other liabilities and obligations of the Company hereunder.

         SECTION III.2. (1) Upon each adjustment of the Purchase Price pursuant to Section 3.1 hereof, this Warrant will after the adjustment evidence the right to purchase, at the adjusted Purchase Price, the number of shares (calculated to the nearest hundredth) obtained by (i) multiplying the number of shares issuable on exercise of this Warrant immediately prior to the adjustment by the Purchase Price in effect immediately prior to the adjustment and (ii) dividing the resulting product by the Purchase Price in effect immediately after the adjustment.

                  (2) If there are any adjustments to the Purchase Price pursuant to Article III prior to May 1, 2002, then in lieu of adjusting the Purchase Price to $20.00 as of such date, the Purchase Price in effect as of April 30, 2002 shall be multiplied by the fraction 20/17 to determine the Purchase Price effective as of May 1, 2002. Such Purchase Price will thereafter continue to be subject to adjustment pursuant to Section 3.1.

                  (3) No fractional shares or scrip shall be issued upon exercise of this Warrant. If Warrant Holder upon exercise of this Warrant is entitled to receive a fractional share of Common Stock, then an amount equal to such fractional share multiplied by the fair market value of a share of Common Stock shall be paid in cash to such registered Warrant Holder.

         SECTION III.3. Whenever the Purchase Price or the number of shares or type of securities issuable on exercise of this Warrant is adjusted as provided in this Article III, the Company will compute the adjusted Purchase Price and the adjusted number of Warrant Shares and will prepare a certificate signed by its President or any Vice President, and by its Treasurer or Secretary setting forth the adjusted Purchase Price and the adjusted number of Warrant Shares and showing in reasonable detail the facts upon which the adjustments were based and mail a copy of that certificate to the Warrant Holder.

         SECTION III.4. If at any time when this Warrant is outstanding:

                  (a) the Company declares a dividend (or authorizes any other distribution) on its Common Stock payable otherwise than in cash out of its undistributed net income;

                  (b) the Company authorizes the granting to the holders of its Common Stock of rights to subscribe for or purchase any shares of its capital stock or assets or any other rights;

                  (c) the Company authorizes a reclassification, split or combination of the Common Stock, or a consolidation or merger to which the Company is a party or a sale or transfer of all or substantially all the assets of the Company; or

                  (d) there shall be a voluntary or involuntary dissolution, liquidation or winding up of the Company;

then and in each such event the Company will mail or cause to be mailed to the Warrant Holder a notice specifying (i) the date on which any such record is to be taken for the purpose of such dividend, distribution or right and stating the amount and character of such dividend, distribution or right, (ii) the date on which any such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up is to take place, and the time, if any is to be fixed, as of which the holders of record of equity of the Company shall be entitled to exchange their securities of the Company for securities or other property deliverable on such reorganization, reclassification, recapitalization, transfer, consolidation, merger, dissolution, liquidation or winding-up, and (iii) the amount and character of any stock or other securities, or rights or options with respect thereto, proposed to be issued or granted, the date of such proposed issue or grant and the persons or class of persons to which such proposed issue or grant is to be offered or made. Such notice shall be mailed at least twenty (20) days prior to the record date, or other date, for determining the stockholders entitled to receive the dividend, distribution or rights, or the securities or other property deliverable as a result of such action.

         SECTION III.5. The form of this Warrant need not be changed because of any change in the Purchase Price or in the number of Warrant Shares, and Warrants issued after that change may continue to describe the Purchase Price and the number of Warrant Shares which were described in this Warrant as initially issued.

         SECTION III.6. Before taking any action which would cause an adjustment reducing the Purchase Price below the then par value, if any, of the Common Stock, the Company will take all corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable shares of Common Stock at the adjusted Purchase Price.

         SECTION III.7. The Company will not, by amendment of its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment. Without limiting the generality of the foregoing, the Company (a) will not increase the par value of any shares of Common Stock receivable on the exercise of this Warrant above the amount payable therefor on such exercise, (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable Common Stock on the exercise of the Warrant, and (c) will not transfer all or substantially all of its properties and assets to any other person (corporate or otherwise), or consolidate with or merge into any other person or permit any such person to consolidate with or merge into the Company (if the Company is not the surviving person), unless such other person shall expressly assume in writing and will be bound by all the terms of the Warrant.

                                   ARTICLE IV
                          OTHER PROVISIONS RELATING TO
                            RIGHTS OF WARRANT HOLDER

         SECTION IV.1. If this Warrant is duly exercised, the Warrant Holder will for all purposes be deemed to become the holder of record of the Warrant Shares as to which this Warrant is exercised on, and the certificate for such shares will be dated, the date this Warrant is surrendered for exercise and the Purchase Price paid in accordance with section 2.2, except that if that date is not a Business Day, the Warrant Holder will be deemed to become the record holder of the Warrant Shares on, and the certificate will be dated, the next succeeding Business Day. The Warrant Holder will not be entitled to any rights as a holder of the Warrant Shares, including the right to vote and to receive dividends, until the Warrant Holder becomes or is deemed to become the holder of such shares pursuant to the terms hereof.

         SECTION IV.2. (1) The Company covenants and agrees that it will at all times reserve and keep available for the exercise of this Warrant a sufficient number of authorized but unissued shares of Common Stock to permit the exercise in full of this Warrant.

                  (2) Prior to the issuance of any shares of Common Stock upon exercise of this Warrant, the Company shall use its reasonable best efforts to cause those shares to be authorized for listing, to the extent not previously authorized for listing, and to maintain such listing on any securities exchange or trading system upon which the Common Stock is then listed.

                  (3) The Company covenants that all shares of Common Stock issued upon exercise of this Warrant and against payment of the Purchase Price will be duly authorized, validly issued, fully paid and nonassessable.

                  (4) The Company will use its best efforts to timely file all reports which may be required to be filed under the Securities Exchange Act of 1934 by the Company and to otherwise comply with all rules and regulations of the Securities Exchange Commission applicable in connection with the use of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Act"), in order to enable the Warrant Holder if it so elects to utilize such Rule.

         SECTION IV.3. Notices to the Warrant Holder relating to this Warrant will be effective on the earlier of actual receipt or the third business day after mailing by first class mail (which shall be certified or registered, return receipt requested), postage prepaid, addressed to the Warrant Holder at the address shown on the books of the Company.

                                    ARTICLE V
                           TREATMENT OF WARRANT HOLDER

         SECTION V.1. Prior to presentation of this Warrant for registration of transfer, the Company may treat the Warrant Holder for all purposes as the owner of this Warrant and the Company will not be affected by any notice to the contrary.

                                   ARTICLE VI

                 COMBINATION, EXCHANGE AND TRANSFER OF WARRANTS

         SECTION VI.1. This Warrant may not be sold, hypothecated, assigned or transferred, in whole or in part without the prior written consent of the Company.

         SECTION VI.2. Any transfer permitted under this Warrant will be made by surrender of this Warrant to the Company at its principal office with the Form of Assignment duly executed and funds sufficient to pay any transfer tax. In such event the Company will, without charge, execute and deliver a new Warrant to and in the name of the assignee named in the instrument of assignment and this Warrant will promptly be canceled, and if the assignor does not transfer all of its Warrants hereunder, the Company will execute and deliver a new Warrant to and in the name of the assignor representing the remaining Warrants held by the assignor.

         SECTION VI.3. This Warrant may be divided or combined with other Warrants which carry the same rights upon presentation of them at the principal office of the Company together with a written notice signed by the Warrant Holder, specifying the names and denominations in which new Warrants are to be issued.

         SECTION VI.4. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and, in the case of loss, theft or destruction, of reasonably satisfactory indemnification, or, in the case of mutilation, upon surrender of the mutilated Warrant, the Company will execute and deliver a new Warrant bearing the same terms and date as the lost, stolen or destroyed Warrant, which will thereupon become void.

         SECTION VI.5. This Warrant and the Warrant Shares may not be sold or otherwise disposed of except as follows:

                  (a) Subject to Section 6.1 as to the Warrants, to a person, who, in the opinion of counsel reasonably satisfactory to the Company, is a person to whom this Warrant or the Warrant Shares may legally be transferred without registration and without the delivery of a current prospectus under the Act;

                  (b) to any person in a transaction that, in the opinion of counsel reasonably satisfactory to the Company, complies with the provisions of Rule 144 under the Act; or

                  (c) to any person upon delivery of a prospectus included in a then effective registration statement under the Act relating to the sale or disposition of the securities.

         SECTION VI.6. Certificates for Warrant Shares issued upon exercise of any Warrants or transferred pursuant to Section 6.5(a) shall bear an appropriate legend, if applicable, to the effect that the Warrant Shares represented thereby have not been registered under the Act and may not be transferred except pursuant to an effective registration statement under the Act or an exemption from the registration requirements of the Act.


                                   ARTICLE VII
                  REGISTRATION UNDER THE SECURITIES ACT OF 1933

         SECTION VII.1. (1) Incidental (Piggyback) Registration. Whenever the Company, at any time or from time to time after May 1, 1997, proposes to file a registration statement to register any of its securities, whether for sale by the Company or its stockholders, under the Act on any form (other than a registration statement on Form S-4 for securities to be offered in a transaction of the type referred to in Rule 145 under the Act or on Form S-8 for securities offered to employees of the Company pursuant to any employee benefit plan), and the registration form to be used may be used for the registration of the sale of Restricted Shares, the Company will give prompt written notice, not less than 10 days nor more than 90 days prior to the filing of the registration statement, to each registered holder of the Warrant and/or Restricted Shares (each, a "Holder") and will include in such registration statement such number of Restricted Shares held by each Holder and/or issuable to each Holder upon exercise of the Warrant which the Holder requests to be included in such registration for sale by such Holder; provided, however, that (a) the Company shall not be required to include any Restricted Shares in any registration pursuant to this paragraph (1) unless the Holder or Holders of at least a majority of the Warrant Shares issuable upon exercise of the Warrant and Restricted Shares, taken together, shall have requested to include shares in such registration as herein provided, (b) the Company shall not be required to include a Holder's Restricted Shares in a registration pursuant to this paragraph (1) if the Holder's request is made after April 30, 2008 and (c) the Company shall not be required to include a Holder's Restricted Shares in a registration statement pursuant to this paragraph (1) if all of such Restricted Shares may be sold or transferred pursuant to Rule 144 of the Act. Any Holder's request for inclusion of Restricted Shares in a proposed registration shall be made within 10 days of receipt of written notice from the Company. The Company shall use its best efforts to cause any registration statement under this paragraph (1) to promptly become effective and to remain effective for at least nine months or, if sooner, until all Restricted Shares included in such registration have been sold by the Holder(s) thereof. In the event that the proposed registration by the Company is, in whole or in part, an underwritten public offering of securities of the Company, the Company shall not be required to include any Restricted Shares in such underwriting unless the Holders of the Restricted Shares to be included agree to accept the offering on the same terms and conditions as the shares of Common Stock, if any, otherwise being sold through underwriters under such registration and further provided, however, that if the managing underwriter advises the Company that the inclusion of all Restricted Shares proposed to be included by the Holders in the Underwritten public offering (the "Proposed Shares"), together with the other shares of Common Stock proposed to be included therein by persons other than the Company (the "Other Shares"), would, in the managing underwriter's reasonable judgment, materially jeopardize the success of the Company's offering, then the Company shall be required to include in the offering (in addition to the number of shares to be sold by the Company) only that aggregate number (the "Allowed Number") of Proposed Shares and Other Shares that the managing underwriter reasonably believes will not materially jeopardize the success of the Company's offering, and the number of Proposed Shares and Other Shares to be included in such underwritten public offering shall be reduced pro rata to the extent required such that the sum of the Proposed Shares to be included in the offering and the Other Shares to be included in the offering equals the Allowed Number.

                  (2) Registration Procedures. The following provisions will be applicable to any registration statement relating to Restricted Shares pursuant to this section 7.1:

                           (a) Each Holder whose Restricted Shares are to be
included in the registration statement (each, a "Seller") will furnish the Company with such appropriate information relating to the Seller as the Company reasonably requests in writing. Following the effective date of the registration statement, the Company will upon the request of any Seller promptly supply such number of prospectuses meeting the requirements of the Act as may be reasonably requested by the Seller to permit the Seller to make a public offering of all Restricted Shares of the Seller included in the registration statement. The Company will use its best efforts to qualify the Restricted Shares for sale in such states as the Sellers may reasonably designate; provided that in no event will the Company be required to file a general consent to service of process.

                           (b) The Company will indemnify and hold harmless each
Seller, and each underwriter within the meaning of the Act, if any, who may purchase Restricted Shares from or sell Restricted Shares for any Seller, and the directors, officers, employees and agents of the seller and any such underwriter, and each person, if any, who controls any such Seller or underwriter within the meaning of Section 15 of the Act or Section 20 of the Securities Exchange Act of 1934, as amended, from and against any and all losses, claims, damages, liabilities and expenses, including, without limitation, attorneys' fees and expenses (collectively, "Damages") arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any registration statement or any related prospectus or preliminary prospectus, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such Damages arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission based upon information furnished in writing to the Company by the Seller or the underwriter, as the case may be, expressly for use in the registration statement; provided, however, that the Company will not be required to indemnify any Seller or underwriter or controlling person with regard to a registration statement unless the Seller or underwriter, as the case may be, agrees to indemnify the Company, its directors, each officer signing the registration statement and each person, if any, who controls the Company within the meaning of the Act from and against any and all Damages caused by any untrue statement or alleged untrue statement of a material fact contained in a registration statement or any related prospectus or preliminary prospectus pertaining to the Restricted Shares, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent such Damages arise out of an untrue statement or alleged untrue statement or omission or alleged omission based upon information relating to such Seller or underwriter, as the case may be, and furnished in writing to the Company by the Seller or underwriter expressly for use in the registration statement or any related prospectus or preliminary prospectus.

                  (3) Expenses. All costs and expenses incident to the registrations and qualifications required by this Section 7.1 shall be borne by the Company, except that (i) any underwriting discounts attributable to Restricted Shares sold by the Sellers shall be borne by the Sellers of such Restricted Shares, and (ii) the Holders shall bear the costs and expenses of their counsel.

                                  ARTICLE VIII
                                  OTHER MATTERS

         SECTION VIII.1. The Company will from time to time promptly pay, subject to the provisions of paragraph (4) of Section 2.2, all taxes and charges that may be imposed upon the Company in respect of the issuance or delivery of Warrant Shares upon the exercise of this Warrant by the Warrant Holder.

         SECTION VIII.2. All the covenants and provisions of this Warrant by or for the benefit of the Company will bind and inure to the benefit of its successors and assigns.

         SECTION VIII.3. All notices and other communications under this Warrant must be in writing. Any notice or communication to the Company will be effective upon the earlier of actual receipt or the third business day after mailing by first-class mail (which shall be certified or registered, return receipt requested), postage prepaid, addressed (until another address is designated by the Company) as follows:

                                    NuCo2 Inc.
                                    2800 Southeast Market Place
                                    Stuart, Florida  34997
                                    Attn:  Chairman of the Board

                                    with a copy to:

                                    Olshan Grundman Frome & Rosenzweig LLP
                                    505 Park Avenue
                                    New York, New York  10022
                                    Attn:  Steven Wolosky, Esq.

         Any notice or demand authorized by this Warrant to be given or made by the Company to the Warrant Holder must be given in accordance with Section 4.3.

         SECTION VIII.4. The validity, interpretation and performance of this Warrant will be governed by the laws of the State of Florida.

         SECTION VIII.5. Nothing in this Warrant will give any person, corporation or other entity other than the Company and the Warrant Holder(s) any right or claim under this Warrant, and all agreements in this Warrant will be for the sole benefit of the Company, the Warrant Holder(s) and their respective successors.

         SECTION VIII.6. The Article headings in this Warrant are for convenience only, are not part of this Warrant and will not affect the interpretation of its terms.

         SECTION VIII.7. Provided that BOC shall own at least an aggregate of 50% of the number of Warrant Shares issuable upon exercise of the Warrant and/or Restricted Shares, (i) BOC may designate one (1) representative to receive notice of and attend all meetings of the Board of Directors of the Company or
(ii) the Company shall appoint one (1) representative designated by BOC to the Board of Directors of the Company.

         IN WITNESS WHEREOF, this Warrant has been duly executed by the Company as of the 1st day of May, 1997.


                                       NuCo2 Inc.



                                       By:
                                            -------------------------------
                                            Edward M. Sellian
                                            Chairman of the Board and Chief
                                            Executive Officer

                                SUBSCRIPTION FORM


               To be Executed By The Warrant Holder If He Desires

                  To Exercise The Warrant In Whole Or In Part:


To:      NuCo2 Inc.


         The undersigned (__________________________________)
                          Please insert Social Security or other
                          identifying number of Holder

hereby irrevocably elects to exercise the right of purchase represented by the within Warrant for, and to purchase thereunder, _____________________ shares of Common Stock of NuCo2 Inc. and tenders payment to the order of NuCo2 Inc. in the amount of $_________. The undersigned requests that certificates for those shares of Common Stock be issued as follows:

                  Name:________________________

                  Address:_____________________

                  Deliver to:__________________

                  Address:_____________________

and that, if the number of shares of Common Stock is not all the shares of Common Stock purchasable by exercise of the Warrant, that a new Warrant for the balance of the shares of Common Stock purchasable under the within Warrant be registered in the name of, and delivered to, the undersigned at the address stated below:

                  Address:_____________________

                  Date:________________________



                                                 Signature______________________

                               FORM OF ASSIGNMENT
                    (To be Executed Only Upon An Assignment)


         FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ___________________________ the right to purchase ________ shares of Common Stock of NuCo2 Inc. evidenced by the within Warrant.



                                                 Signature______________________


Signature Guaranteed:

________________________________